05012102

GRASIM
ADITYA BIRLA GROUP

82-3322

RECEIVED
2005 OCT 27 P 3:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

5th October, 2005

RECEIVED
OCT 21 2005
OFFICE OF THE SECRETARY

SUPPL

The Stock Exchange
Corporate Relationship Department
1st floor, New Trading Ring
Rotunda Building, P J Towers, Dalal Street
Fort, Mumbai - 400 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, Bandra-Kurla Complex
Bandra (East), Mumbai - 400 051

Dear Sir,

Sub: Disclosure under Regulation 13(1) of the SEBI (Prohibition of Insider Trading) Regulations, 1992

We are in receipt of Disclosure dated 29th September, 2005 (received by us on 5th October, 2005) under Regulation 13(1) from Aberdeen Asset Management Asia Ltd., informing about the purchase of 1,18,389 Shares of the Company on 28th September, 2005, on behalf of funds advised/ managed by them.

We are, accordingly, sending herewith our Disclosure dated 5th October, 2005, in Form 'C' pursuant to Regulation 13(6) of the SEBI (Prohibition of Insider Trading) Regulations, 1992.

Thanking you,
Yours faithfully,

PROCESSED
OCT 31 2005
THOMSON FINANCIAL

Ashok Malu
Company Secretary

Fax

Cc: **Luxembourg Stock Exchange** - for information along with a copy of the aforesaid Disclosure
Market & Surveillance Dept.,
P.O. Box 165, L-2011 Luxembourg
Grand Duchy of Luxembourg, Europe

Securities & Exchange Commission - do - By Air Mail
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

Citi Bank N.A. - do -
Custodial Services
77 Ramnord House
Dr. Annie Besant Road
Worli, Mumbai – 400 025

Fax

10/27

GRASIM INDUSTRIES LIMITED

FORM C

SECURITIES AND EXCHANGE BOARD OF INDIA (PROHIBITION OF INSIDER TRADING) REGULATIONS, 1992
[Regulations 13(3) and (6)]

Regulation 13(3) - Details of Change in Shareholding in respect of persons holding more than 5% shares in a listed company

Name & address of shareholder	Shareholding prior to acquisition	No. and % of shares/ voting rights acquired	Receipt of allotment advice/ acquisition of shares (specify)	Date of intimation to Company	Mode of acquisition (on market purchase/ public/ rights/ preferential offer etc.)	No. and % of shares/ voting rights post acquisition	Trading member through whom the trade was executed with SEBI Registration No. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value	Sell Quantity	Sell Value
1	2	3	4	5	6	7	8	9	10	11	12	13
Aberdeen Asset Management Asia Limited on behalf of funds advised/ managed.	5,561,105 Shares (6.0662%)	118,389 Shares (0.1292%)	28.09.05	29.09.05 *	Open market Purchase	5,679,494 Shares (6.1954%)	JP Morgan IS-INB 230675231 (NSE)	NSE	118,389 Shares	Rs.1,346.33 per Share Rs.159390662.37	-	-
21 Church Street #01-01 Capital Square Two Singapore 049480 Tel. 0065 63952705	821,980 GDRs (0.8966%)	-	-	-	-	821,980 GDRs (0.8966%)	-	-	-	-	-	-

* received by the company on 05.10.2005

5th October, 2005

FOR GRASIM INDUSTRIES LIMITED

ASHOK MALU
COMPANY SECRETARY

GRASIM INDUSTRIES LIMITED MUMBAI